SAN ANTONIO VENTURES INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended June 30, 2014

General

The following discussion and analysis should be read in conjunction with the unaudited condensed interim financial statements for the three months ended June 30, 2014 and the audited financial statements for the fiscal years ended March 31, 2014 and 2013.  All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.  Additional information relating to the Company can be found on the SEDAR website at www.sedar.com.

The Management Discussion and Analysis was approved by the Board of Directors of the Company on August 28, 2014.

The Company’s head office and principal address is 3750 W. 49th Avenue, Vancouver, B.C., V6N 3T8.

The audited financial statements for the fiscal years ended March 31, 2014 and 2013 have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Reporting Interpretations Committee (IFRIC).  They do not include all of the information required for full annual financial statements.

The financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, the financial statements have been prepared using the accrual basis of accounting.

All prices are in Canadian dollars unless otherwise stated.

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “progressing”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control could cause actual results to differ materially from those contained in the forward-looking statements. which include, without limitation, commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry, the ability of the Company to receive continued financial support from related parties and to obtain public equity financing, the ability to generate profitable operations in the future, and the receipt of regulatory approvals on acceptable terms. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

Selected Annual Information

The following financial data are derived from the Company’s audited financial statements for the two most recently completed financial years. These financial data are prepared in accordance with IFRS.

	March 31 2014	March 31 2013	March 31 2012
Net loss before income tax	148,679	166,154	149,798
Net loss	148,679	166,154	115,195
Total assets	552,996	712,093	893,088

Overview

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia).  The Company’s principal business activity is the exploration of mineral properties.

The Company is a natural resource company engaged in the acquisition and exploration of mining properties. The Company’s main emphasis is on the exploration for gold in the Clinton Mining Division, Province of British Columbia, where the Company has acquired a 100% undivided interest in the Fame Property, consisting of 11 claims which are located in the Cariboo region of British Columbia, 85 km southwest of Williams Lake.

As at June 30, 2014, the Company has spent $423,564 (net after receipt of a Mining Exploration Tax Credit of $54,421), (March 31, 2014: $423,564) on exploration and evaluation assets expenditures associated with the Fame Property.

The program to date has been successful in delineating anomalies over known gold occurrences as well as discovering new significant anomalies over areas previously unexplored and covered with overburden. Results are compiled in a Technical Assessment Report by Gordon J. Allen, P.Geo., dated December 26, 2011.

Gold mineralization was discovered on the property in 1986 as structurally controlled low-sulphidation epithermal gold in Tertiary felsic volcanic rocks.  Subsequent exploration resulted in the discovery of five showing areas, all having distinct characteristics of epithermal style mineralization, similar in nature to the Blackdome deposit, a historic mine located 25 kilometers to the southeast.  Surface samples of rock collected from outcrop, float and trenches on the showing ranged from 500ppb gold to 38,200ppb gold.  From 1988 – 1992 a total of 15 holes were drilled on the showing areas, with no significant results.  The 2011 program was designed to discover potential strike extensions of known showing areas or new mineralized structures.

The program involved establishment of 220 km of grid lines and collection of 4417 soils.  Lines were spaced at 100 meter intervals, with soil samples collected at 50 meters along all lines where possible.  The program covered 2180 hectares, roughly 75% of the property area.  All samples were analyzed by MS-ICP methods for 36 elements, including gold.

Gold results revealed eight anomalous areas of gold, up to 4 kilometers long each.  One area included four of the surface showings, and the fifth showing was on the fringe of a second anomalous area. Anomalous values were considered values ranging 16 – 339ppb gold. There is a correlation of arsenic and barium content to gold anomalies and weaker correlation of silver.

The results of the program have highlighted 12 kilometers of strike length of potential mineral bearing structures.  Some of these anomalies correlate to subtle structural features highlighted in an airborne geophysical survey conducted by the Company in 2010.

Also, see “Subsequent events”.

Interest in Mineral Property

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreement dated September 27, 2010,  the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the Company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	March 31		March 31		June 30
	2013	Additions	2014	Additions	2014
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	40,000	-	40,000	-	40,000
Property option payments – shares	20,000	-	20,000	-	20,000
	60,000	-	60,000	-	60,000
Exploration costs
3D IP Survey	58,125	-	58,125	-	58,125
Airborne geophysical survey	104,165	-	104,165	-	104,165
Equipment rental	400	-	400	-	400
Field costs	4,450	-	4,450	-	4,450
Filing and assessments	12,811	-	12,811	-	12,811
Geological consulting	16,060	700	16,760	-	16,760
Grid work and soil sampling	56,287	-	56,287	-	56,287
Project management	36,788	-	36,788	-	36,788
Sample Preparation and analysis	83,500	-	83,500	-	83,500
Technical report	18,137	210	18,347	-	18,347
Travel, supplies and field expenses	26,352	-	26,352	-	26,352
Mining Exploration Tax Credit	-	(54,421)	-	-	(54,421)
	417,075	(53,511)	363,564	-	363,564

Balance, end of period	477,075	(53,511)	423,564	-	423,564

As at June 30, 2014 the Company has fulfilled the required considerations pursuant to the Agreement and the title to the mineral claims was fully transferred to the CEO of the Company, who has agreed to hold the claims in-trust and on behalf of the Company.

Results of operations

During the three months ended June 30, 2014, the Company had a net loss of $(18,444) or $(0.00) per share compared to the three months ended June 30, 2014 in which the Company had a net loss of $(27,798) or $(0.00) per share.

Operating expenses

	Three Months ended June 30	Three Months ended June 30
	2014	2013
	$	$
General and Administrative Expenses
Amortization	28	39
Bank charges and interest	81	79
Consulting fee	9,000	15,000
Filing and transfer agent fees	2,346	2,928
Office and miscellaneous	340	42
Professional fees	4,818	8,169
Telephone	978	1,177
Travel and promotion	853	364

Net loss and comprehensive loss for the period	(18,444)	(27,798)

1st quarter ended June 30, 2014

During the 1st quarter ended June 30, 2014 the Company incurred operating expenditures in the amount of $18,444 (2013: $27,798). The major operating expenditure included $9,000 expensed for consulting fees paid to the Company’s president (2013: $15,000). The Company incurred filing and transfer agent fees during the three months ended June 30, 2014 of $2,346(2013: $2,926).  The Company incurred $4,818 for professional fees (including legal of $318 and accounting fees paid to its Chief Financial Officer of $4,500), and incurred professional fees during the same three month period ending in 2013 in the amount of $8,169 ($3,669 for legal, and $4,500 for accounting fees paid to the Chief Financial Officer).

Going Concern

The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.  These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Fame Property is uncertain and dependent upon projects achieving commercial production or sale.  The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	June 30	March 31
	2014	2014

Deficit	$ (699,662)	$ (681,218)
Working capital	$ 105,435	$ 123,855

Basis of presentation

The condensed interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Reporting Interpretations Committee (IFRIC).  They do not include all of the information required for full annual financial statements.

The condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management’s judgment has been applied include:

•

Classifying categories of financial assets and financial liabilities in accordance with IAS 39, Financial instruments: recognition and measurement;

•

Evaluating if the criteria for recognition of provisions and contingencies are met in accordance with IAS 37, Provisions, contingent liabilities and contingent assets; and

•

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuring year as they fall due, and to fund planned and contractual exploration programs, involves judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates and assumptions include:

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. There were no cash equivalents as at June 30, 2014 and March 31, 2014.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer Equipment - 30%

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources.  The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. The Company does not have any asset retirement obligation as at June 30, 2014, March 31, 2014 and 2013.

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares. The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred tax assets that were not previously recognized are recognized as a recovery of deferred taxes in the statements of operations and comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities.  Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.  The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Income taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is recognized in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, on a non-discounted basis using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis

Changes in accounting policies

Effective April 1, 2013, the Company has adopted the following new and revised standards, along with any consequential amendments:

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income.  Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never by reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Company’s financial results.

IAS 32 Financial Instruments: Presentations and IFRS 7 Financial Instruments: Disclosure

The amendment to IAS 32 clarified the offsetting criteria for financial assets and liabilities. The related amendment to IFRS 7 introduced disclosure on financial assets that were offset in accordance with IAS 32 and master netting or similar arrangements. The revised IAS 32 had no impact on the Company’s offsetting of financial assets and liabilities. The revised IFRS 7 had no impact on the Company’s financial results.

IFRS 13 Fair Value Measurement

IFRS 13 improves consistency and reduces complexity of fair value measurements by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from April 1, 2013. The adoption of IFRS 13 did not have an impact on the measurement of the Company’s assets and liabilities.

Accounting standards not yet adopted

The Company has not yet applied the following new standards, interpretations or amendments to standards that have been issued as at June 30, 2014 but are not yet effective. Unless otherwise stated, the Company does not plan to early adopt any of these new or amended standards and interpretations and intends to adopt those standards when they become effective.

The Company does not expect the impact of such changes on the financial statements to be material, unless otherwise stated.

IFRS 2 Share-based payment

The amendments to IFRS 2, issued in December 2013 clarify the definition of “vesting conditions”, and separately define a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

IFRS 3 Business combinations

The amendments to IFRS 3, issued in December 2013, clarify the accounting for contingent consideration in a business combination. At each reporting period, an entity measures contingent consideration classified as an asset or a financial liability at fair value, with changes in fair value recognized in profit or loss. The amendments are effective for business combinations for which the acquisition date is on or after July 1, 2014.

IFRS 7 Financial instruments: disclosures and IAS 32 Financial instruments: presentation

Financial assets and financial liabilities may be offset, with the net amount presented in the statement of financial position, only when there is a legally enforceable right to set off and when there is either an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. The amendments to IAS 32, issued in December 2011, clarify the meaning of the offsetting criterion "currently has a legally enforceable right to set off" and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IFRS 9 Financial instruments

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard requires the classification of financial assets into two measurement categories based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The two categories are those measured at fair value and those measured at amortized cost. The classification and measurement of financial liabilities is primarily unchanged from IAS 39. However, for financial liabilities measured at fair value, changes in the fair value attributable to changes in an entity’s “own credit risk” is now recognized in other comprehensive income instead of in profit or loss. This new standard will also impact disclosures provided under IFRS 7 Financial instruments: disclosures. In November 2013, the IASB amended IFRS 9 for the significant changes to hedge accounting. In addition, an entity can now apply the “own credit requirement” in isolation without the need to change any other accounting for financial instruments. The mandatory effective date of January 1, 2015 has been removed to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

IAS 24 Related party disclosures

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IAS 36 Impairment of assets

The amendments to IAS 36, issued in May 2013, require: Disclosure of the recoverable amount of impaired assets; and Additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

Off-Balance Sheet Arrangements

The Company has not entered into any off balance sheet arrangements, other than previously disclosed, that has, or is reasonably likely to have, an impact on the current or future results of operations or the financial condition of our company.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Commitments

The Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $5,000 per month. The service agreement was renewed on January 1, 2014 for $3,000 per months for another 2 years.

Outstanding Share Data

(a)

Authorized:

100,000,000 common shares with no par value.

(b)

Issued and outstanding:

Transactions and balance as at June 30, 2014 and current:

	Number	Amount
Balance, June 30, 2014 and March 31, 2014 and 2013	9,482,500	1,122,056

Escrowed shares:

As at June 30, 2014 the Company has 367,500 (March 31, 2014: 735,000) common shares held in escrow.  These common shares held in escrow are released as follows:  10% released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (367,500 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings

Stock options:

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years.  As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. 100,000 of these options expired on January 3, 2013, being the anniversary date of the death of an option holder. All of these options expired on November 3, 2013.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 11, 2014, at a price of $0.20 per share. All of these options expired unexercised on January 11, 2014.

The following is a summary of option transactions under the Company’s stock option plan:

	Three months ended June 30 2014		Fiscal year ended March 31 2014
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	-	-	532,500	0.20
Expired	-	-	(532,500)	0.20
Outstanding, end of period	-	-	-	-

Warrants:

Pursuant to an agreement dated May 18, 2011, the Company engaged Haywood Securities Inc. as Agent to assist the Company with the Initial Public Offering.  In connection therewith, the Company issued 395,750 Agents’ Warrants to the Agent to purchase up to 395,750 common shares exercisable for a period of 24 months from the date of listing (November 3, 2011) of the common shares on the Exchange at a price of $0.20 per common share.  All of the warrants expired on November 3, 2013.

	Three months ended June 30 2014		Fiscal year ended March 31 2014
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	-	-	395,750	0.20
Expired	-	-	(395,750)	0.20
Outstanding, end of period	-	-	-	-

Flow-through shares:

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.  Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

Related Party Transactions

During the three months ended June 30, 2014, the Company has the following related party transactions:

a)

Paid consulting fees in the amount of $9,000 (2013: $15,000) to a company controlled by the Company’s President.

b)

Paid or accrued professional fees of $4,500 (2013: $4,500) to the Company’s Chief Financial Officer.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

The Company has financed its operations primarily from proceeds from the sale of shares.

As at June 30, 2014, the Company had working capital of $105,439 compared to working capital of $123,855 as at March 31, 2014.

Cash provided by the issuance of shares during the fiscal year ended June 30, 2014 was $Nil, and during the fiscal year ended March 31, 2014 was $ Nil.

During the fiscal year ended March 31, 2014 the Company received a Mining Exploration Tax Credit in the amount of $54,421.

The Company believes that funds on hand will be sufficient to fund its cash requirements through 2014.  However, the Company plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms.  There can be no assurance that such funds can be available on favourable terms, if at all.

Subsequent Events

The Company entered into a non-binding letter of intent dated July 4, 2014 with R2 Energy Ltd (“R2”), a closely-held Alberta corporation. Pursuant to which the parties propose that the Company acquires all of the issued and outstanding common shares of R2 in exchange for common shares of San Antonio.

R2 has completed a private placement of 19,166,666 Subscription Receipts at a price of $0.30 per Subscription Receipt, raising gross proceeds of $5,750,000 (the “Concurrent Financing”).  Each Subscription Receipt entitles the holder thereof, without payment of any additional consideration, to receive one R2 share and one R2 warrant exercisable at a price of $0.50 until July 31, 2019.

Pursuant to the terms of the Reverse Take Over (“RTO”), each Subscription Receipt ultimately entitles the holder thereof, without payment of any additional consideration, to be issued upon completion of the RTO, one unit of San Antonio Ventures Inc.  Each unit comprises two pre-consolidated shares of San Antonio and two pre-consolidated warrant of San Antonio, each exercisable at a price of $0.25 until July 31, 2019.

The gross proceeds of the Concurrent Financing are being held in escrow pending completion of the RTO, which has two components.  The first component is the completion of the RTO, upon which 50% of the gross proceeds will be released to the Company and the investor will effectively receive 50% of their San Antonio units.  The Company will apply to the TSXV for the San Antonio common shares and the San Antonio warrants to be listed for trading on a pre-consolidated basis under the name of San Antonio and the symbols SAN and SAN.WT, respectively.    The second component is an increase in the authorized capital of San Antonio, a name change and a two-for-one share consolidation, upon which the remaining 50% of the gross proceeds will be released to the Company and the investors will receive the balance of their San Antonio units.  As soon as practicable, following the San Antonio shareholders’ meeting, the San Antonio common shares will be consolidated on a two old shares for one new share basis, and the Company’s name will be changed to “Gulf Oil Corp.” Or such other name as is acceptable to R2.

Assuming completion of the RTO, the proceeds of the Concurrent Financing will be used by the Company to evaluate the opportunities in the Mexico oil and gas industry based on the recent proposed changed to hydrocarbon laws in Mexico, including data acquisition and analysis, and to complete the proposed $200,000 work program on San Antonio’s Fame gold property.

Subsequent to June 30, 2014 the Company incorporated a wholly-owned subsidiary, 1837783 Alberta Ltd..  The Company, 1837783 Alberta Ltd. and R2 entered into a definitive amalgamation agreement dated August 1, 2014 which sets out the term and conditions of the RTO (the “Amalgamation Agreement”).  Pursuant to the Amalgamation Agreement, the RTO will be structured as a three-cornered amalgamation pursuant to which 1837783 Alberta Ltd. and R20 will amalgamate, the amalgamated corporation will become a wholly-owned subsidiary of San Antonio and the former shareholders of R2 will become shareholders of San Antonio and receive common shares of San Antonio on the basis of two common shares of San Antonio for one share of R2.  San Antonio will be applying to the TSXV for conditional acceptance to have the common shares and warrants of the resulting issuer listed and posted for trading on the TSXV follow closing of th RTO.

Completion of the RTO is subject to a number of conditions, including, but not limited to, shareholder approval of both R2 and San Antonio, TSXV acceptance and receipt of other applicable regulatory approval.  The RTO cannot close until the required shareholder approvals are obtained.  There can be no assurance that the RTO will be completed as proposed or at all.

Canaccord Genuity Corp., subject to completion of satisfactory due diligence, has agreed to act a sponsor in connection with the RTO.

Financing Risks

The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under applicable agreement.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interest of the Company with the possible dilution or loss of such interest.  Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.  There is no assurance that the Company can operate profitably or that it will successfully implement its plans.

The Company has only recently commenced operations and has no operating earnings.  The likelihood of success of the Company must be considered in light of the problems, expenses and difficulties, complications and delays frequently encountered in connection with the establishment of any business.  The Company operates at a loss and there is no assurance that the Company will ever be profitable.

Risk and uncertainties

Exploration for minerals is a speculative venture necessarily involving some substantial risk.  The program proposed by the Company is an exploratory search for ore.  There is no certainty that the expenditures to be made by the Company in the acquisition and exploration of the interests will result in discoveries of commercial quantities of ore.  The property of the Company does not contain any known body of commercial ore.

Resource exploration and development is a speculative business and involves a high degree of risk.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The grade of any ore ultimately mined from a mineral deposit may differ from that produced from drilling results.  Production volumes and costs can be affected by such factors as the proximity and capacity of processing facilities, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on the results of operations.  Moreover, there can be no assurance that minerals recovered in small scale laboratory tests will be achieved under production scale conditions.  Although precautions to minimize risks will be taken, processing operations are subject to hazards such as equipment failure or failure of tailings impoundment facilities, which may result in environmental pollution and consequent liability.

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material adverse effect on the Company’s financial position.

There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production.  Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only.  In addition, the quantity of reserves or resources may vary depending on metal prices.  Any material change in the quantity of reserves, resource grade or stripping ratio may affect the economic viability of the Company’s properties.  In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

While the Company has obtained the usual industry standard title report with respect to its properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  The Company must expend monies to carry out further work on the properties in order to keep in good standing.

The Company’s properties include mineral claims which have not been surveyed, and therefore, the precise location of the mineral claims may be in doubt.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge; title to all of its properties is in good standing.

The mineral exploration and mining business is competitive in all of its phases.  The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources that the Company, in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competition in acquiring such properties or prospects.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various levels of government.  Such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities.  There can be no assurance however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations, particularly environmental permits, will be obtainable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of its properties.  To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available of the Company and could have a material adverse effect on the Company.  Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures.

Summary of Quarterly Results

The following table sets out selected quarterly information for the eight most recent quarters ended June 30, 2014:

Quarters ended in 2015 fiscal year				June 30 $
Revenue				-
Loss				(18,444)
Loss per common share				(0.00)

Quarters ended in 2014 fiscal year	March 31 $	December 31 $	September 30 $	June 30 $
Revenue	-			-
Loss	(25,896)	(49,626)	(45,359)	(27,798)
Loss per common share	(0.00)	(0.01)	(0.01)	(0.01)

Quarters ended in 2013 fiscal year	March 31 $	December 31 $	September 30 $	June 30 $
Revenue	-	-	-	-
Loss	(44,812)	(52,401)	(42,785)	(26,156)
Loss per common share	(0.01)	(0.01)	(0.01)	(0.00)

SAN ANTONIO VENTURES INC.

CORPORATE DATA

August 28, 2014

HEAD OFFICE San Antonio Ventures Inc. 3750 W. 49th Avenue Vancouver, BC V6N 3T8 Tel: 604. 250.2840 Email: dyakowski@telus.net		SOLICITOR Bull Housser &Tupper LLP 900 – 900 Howe Street Vancouver, BC V6Z 2M4 Tel: 604.687.6575 Fax: 604 646.2616
REGISTRAR & TRANSFER AGENT Computershare Investor Services 510 Burrard Street Vancouver , BC V6C 3B9		AUDITORS MNP LLP 2300-1055 Dunsmuir Street P.O. Box 49148 Vancouver, BC V7X 1J1 Tel: 604.685.8408 Fax: 604.685.8594 Email: jenny.lee@mnp.ca
DIRECTORS AND OFFICERS Christopher I.Dyakowski Kenneth C. Phillippe Sandra J. Morton Stephen Kenwood Thomas Dyakowski	President , CEO and Director CFO and Director Secretary Director Director	INVESTOR CONTACTS Christopher I.Dyakowski 604.250.2844 dyakowski@telus.net
CAPITALIZATION Authorized: Issued: Escrowed: Options: Warrants:	100,000,000 common shares, no par value 9,482,500 367,500 Nil Nil	LISTINGS TSX Venture Exchange Trading Symbol: SAN.V CUSIP #: 79643A